Exhibit 6.8

EXODUS MOVEMENT, INC.
2021 EMPLOYEE EQUITY REDEMPTION PLAN

EXODUS MOVEMENT, INC., a Delaware corporation (the “Company”), has adopted this 2021 Employee Equity Redemption Plan (the “Plan”) by which (a) vested shares of the Class B common stock of the Company (the “Stock”) and (b) vested non-statutory stock options to acquire the Stock (the “Options” and, together with the Stock, the “Shares”) may be redeemed by the Company from eligible employees, subject to the terms and conditions set forth below.

1.          Purpose.  The Plan is designed to provide eligible employees with a limited source of liquidity for their Shares.

2.          Eligibility.  The Plan is available to employee participants in the 2019 Equity Incentive Plan of the Company (a) who have vested Shares, (b) who have not had a separation of service and (c) who did not participate as selling stockholders in the Regulation A offering of the Company consummated in April 2021.

3.          Redemption Price. The price at which Shares may be redeemed pursuant to the Plan is $27.42 per Share, the price at which shares of Class A common stock of the Company were sold pursuant to the Regulation A offering of the Company consummated in April 2021.  Shares that constitute non-statutory stock options shall be subject to net settlement.

4.          Redemption of Shares. Upon notice from the Company offering to redeem Shares, any eligible employee may elect to have the Company redeem all or any portion of such Shares in accordance with the terms and conditions set forth herein, in the notice from the Company and in the Redemption Agreement between the Company and such eligible employee (the “Redemption Agreement”). At such time, the Company may, at its sole option, choose to redeem such Shares presented for redemption for cash to the extent it has sufficient funds available.  There is no assurance that there will be sufficient funds available for redemption or that the Company will exercise its discretion to redeem such Shares and, accordingly, an eligible employee’s Shares may not be redeemed.  Factors that the Company will consider in making its determination to redeem Shares include:

(a)	whether such redemption impairs the Company’s capital or operations;

(b)	whether an emergency makes such redemption not reasonably practical;

(c)	whether any governmental or regulatory agency with jurisdiction over the Company so demands for such action for the protection of the Company’s stockholders; or

(d)	whether such redemption would be unlawful.

Although the determination of whether to redeem Shares pursuant to the Plan is at the Company’s sole option, the Board of Directors of the Company has determined to make $2 million of accrued retained earnings available for the purpose of consummating redemptions of Shares pursuant to the Plan in 2021.

5.          Insufficient Funds. In the event there are insufficient funds to redeem all of the Shares for which redemption requests have been submitted, and the Company determines to redeem Shares, the Company will redeem Shares on a pro rata basis. Eligible Employees will not relinquish their Shares to the Company until such time as the Company commits to redeem such Shares by countersigning the Redemption Agreement. Commitments to redeem Shares will be communicated to each employee who has submitted a request in writing. Until such time as a commitment is communicated and Shares are actually delivered to the Company, an employee may withdraw its redemption request.

6.          Excess Funds. If the full amount of funds available exceeds the amount necessary for redemptions, the remaining amount may be held for subsequent redemptions.

7.          Redemption Requests. An eligible employee who wishes to have his or her Shares redeemed must deliver a fully completed and executed Redemption Agreement to the Company in accordance with the instructions set forth in the notice from the Company. The Company will consummate such redemption, provided that (a) it receives the fully completed and executed Redemption Agreement in accordance with the instructions set forth in the notice from the Company and any other agreements, instruments and other documents reasonably requested by the Company, including original stock certificates representing the Shares together with duly executed stock powers, and (b) it has sufficient funds available to redeem the Shares. The effective date of any redemption will be the date the Company makes payment for the Shares. The Company anticipates that, assuming sufficient funds are available for redemption, redemptions will be paid no later than 30 days after Company commits to redeem the Shares.

8.          Amendment or Suspension of the Plan. The Board of Directors, in its sole discretion, may amend or suspend the Plan at any time if it determines that such amendment or suspension is in the Company’s best interests. The Board of Directors may amend or suspend the Plan if:

(a)	it determines, in its sole discretion, that the Plan impairs the Company’s capital or operations;

(b)	it determines, in its sole discretion, that an emergency makes the Plan not reasonably practical;

(c)	any governmental or regulatory agency with jurisdiction over the Company so demands for the protection of the stockholders;

(d)	it determines, in its sole discretion, that the Plan would be unlawful; or

(e)	it determines, in its sole discretion, that such amendment or suspension would be in the Company’s best interest.

9.          Governing Law. This Plan and an eligible employee’s election to participate in the Plan shall be governed by the laws of the State of Delaware applicable to contracts to be made and performed entirely in said state.

IN WITNESS WHEREOF, this Plan has been adopted and executed this 26th day of July 2021.

EXODUS MOVEMENT, INC.

By:
Name:
Title:

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